NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

ALIGNVEST ACQUISITION CORPORATION ANNOUNCES EXERCISE IN FULL
AND CLOSING OF OVER-ALLOTMENT OPTION FOR
ADDITIONAL $33,750,000 IN GROSS PROCEEDS

Toronto, Ontario – July 7, 2015 – Alignvest Acquisition Corporation (“Alignvest Acquisition”) is pleased to announce that, further to the $225,000,000 initial public offering of Class A Restricted Voting Units (the “Class A Restricted Voting Units”) which closed on June 24, 2015, the underwriters have exercised their over-allotment option (the “Over-Allotment Option”) in full to purchase an additional 3,375,000 Class A Restricted Voting Units under the Over-Allotment Option, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 25,875,000 Class A Restricted Voting Units have been issued and an aggregate of $258,750,000 has been deposited into an escrow account and will only be released upon certain prescribed conditions, as further described in the final prospectus dated June 16, 2015.

Alignvest Management Corporation (“Alignvest”) is the sponsor of Alignvest Acquisition. Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients.

Concurrent with the exercise of the Over-Allotment Option, Alignvest purchased 73,830 Class B units of Alignvest Acquisition (“Class B Units”) and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker purchased 2,109 Class B Units, in each case for a purchase price of $10.00 per Class B Unit, resulting in aggregate proceeds of $843,750 to Alignvest Acquisition.

Following the exercise of the Over-Allotment Option, Alignvest owns an aggregate of 5,863,679 Class B shares (“Class B Shares”) and 814,080 Class B Units purchased at $10.00 per Class B Unit (representing an approximate 19.93% of the total Class A restricted voting shares (“Class A Restricted Voting Shares”) and Class B Shares) and an approximate 87.5% interest in the Class B Units. Each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker own an aggregate of 167,533 Class B Shares and 23,259 Class B Units purchased at $10.00 per Class B Unit.

Alignvest’s position in Alignvest Acquisition was acquired for investment purposes. Alignvest may purchase and/or sell any securities from time to time, subject to applicable law. Alignvest has entered into certain material agreements, all as described in the final prospectus.

Alignvest’s registered office is located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, M5X 1C7.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the final prospectus are available on SEDAR at www.sedar.com.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting a Qualifying Acquisition.

About Alignvest

Alignvest is an alternative investment management firm created with the founding principle of increasing alignment between asset managers and their clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. Alignvest is the parent company of three investment platforms: Alignvest Capital Management Inc., for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Visit Alignvest Management Corporation at www.alignvest.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sanjil Shah
Chief Financial Officer and Partner, Alignvest Management Corporation
Chief Financial Officer and Corporate Secretary, Alignvest Acquisition Corporation
(416) 360-8248 or sshah@alignvest.com